Exhibit A

Press Release
Ceragon Networks Wins Contract from Navajo Tribal Utility Authority – May 22, 2012

Ceragon Wins Multi-Million Dollar Contract from Navajo Tribal Utility Authority for
Microwave Solutions and Turnkey Services

Deal includes Ceragon’s high-capacity backhaul solutions as well as full turnkey services

Paramus, New Jersey, May 22, 2012 -Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless backhaul specialist, today announced that it has received orders of approximately $4 million to supply microwave backhaul solutions and turnkey services including installation, project management and commissioning to the Navajo Tribal Utility Authority (NTUA). The NTUA selected Ceragon’s FibeAir® IP-10G to power the Navajo Nation’s wireless backhaul network. The systems are part of an over 530 mile network which is made up of microwave towers and fiber optics.

NTUA’s project is a result of a federal grant award from the National Telecommunications Infrastructure Administration to NTUA in 2010 to establish broadband connectivity within the Navajo Nation. The contract to Ceragon is partially funded by the federal grant and is meant to ensure that broadband Internet access and adoption is expanded to all areas across America, bridging the “digital divide.”  Expanded Internet access will help improve connectivity conditions for the residents of the Navajo Nation.  The increased connectivity is expected to spur job creation and improvements to education, healthcare and public safety resources.  In a May 4, 2012 report by Recon Analytics, wireless communications is portrayed as “the essential engine of U.S. economic growth…by value, jobs, or productivity.”

“With the installation of the network, more than 15,000 miles of the 27,000 square miles of the Navajo Nation will be served. The selection of Ceragon is expected to enable NTUA to quickly provide needed broadband connectivity throughout the majority of the Navajo Nation,” said Lester Lee, Telecommunications Manager for NTUA.

“Broadband access is a fundamental foundation for participating in the modern economy,” said Ira Palti, Ceragon’s President and CEO. “In today’s economic climate, utilities such as the NTUA depend upon fast network set-up and fast time-to-market in order to deliver cost-effective wireless services to users in rural North America who have limited or even no broadband access. Operators worldwide depend on us for reliable broadband networks, whether in densely or sparsely populated areas.  They turn to us because of a reputation we’ve earned based on years of experience in deploying wireless networks all over the world.”

Press Release
Ceragon Networks Wins Contract from Navajo Tribal Utility Authority – May 22, 2012

About Navajo Tribal Utility Authority
The NTUA is the largest multi-service utility owned and operated by an American Indian Tribe.  NTUA supplies and extends electricity, natural gas, water, wastewater treatment, renewable energy and telecommunications services to homes and businesses throughout the 27,000-square-mile Navajo Nation and neighboring communities.

About Ceragon
Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 wireless backhaul specialist.  We provide innovative, flexible and cost-effective wireless backhaul solutions that enable mobile operators and other wired/wireless service providers to deliver 2G/3G, 4G/LTE and other broadband services to their subscribers.  Ceragon’s high-capacity, solutions use microwave technology to transfer voice and data traffic while maximizing bandwidth efficiency, to deliver more capacity over longer distances under any deployment scenario. Based on our extensive global experience, Ceragon delivers turnkey solutions that support service provider profitability at every stage of the network lifecycle enabling faster time to revenue, cost-effective operation and simple migration to all-IP networks.  As the demand for data pushes the need for ever-increasing capacity, Ceragon is committed to serve the market with unmatched technology and innovation, ensuring effective solutions for the evolving needs of the marketplace. Our solutions are deployed by more than 430 service providers in over 130 countries.

Ceragon Networks® is a registered trademark of Ceragon Networks Ltd. in the United States and other countries. Other names mentioned are owned by their respective holders.

Company & Investor Contact:	Media Contact:	Media Contact:
Yoel Knoll	Abigail Levy-Gurwitz	Karen Quatromoni
Ceragon Networks Ltd.	Ceragon Networks Ltd.	Rainier Communications
Tel: +1-(201)-853-0228	Tel: +1-(201)-853-0271	Tel. +1-(508)-475-0025 x150
yoelk@ceragon.com	abigaill@ceragon.com	kquatromoni@rainierco.com

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Press Release
Ceragon Networks Wins Contract from Navajo Tribal Utility Authority – May 22, 2012

This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. These are important factors that could cause actual results to differ materially from forecasts and estimates. Some of the factors that could significantly impact the forward-looking statements in this press release include the risk of significant expenses in connection with potential contingent tax liability associated with Nera’s prior operations or facilities, the risk that the combined Ceragon and Nera business may not perform as expected, and other risks and uncertainties, which are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made. Ceragon’s public filings are available from the Securities and Exchange Commission’s website at www.sec.gov or may be obtained on Ceragon’s website at www.ceragon.com .

This press release was prepared as an account of work sponsored by an agency of the United States Government.  Neither the United States Government nor any agency thereof, nor any of their employees, makes any warranty, express or implied, or assumes any legal liability or responsibility for the accuracy, completeness, or usefulness of any information, apparatus, product, or process disclosed, or represents that its use would not infringe privately owned rights.  Reference herein to any specific commercial product, process, or service by trade name, trademark, manufacturer, or otherwise does not necessarily constitute or imply its endorsement, recommendation, or favoring by the United States Government or any agency thereof.  The views and opinions of authors expressed herein do not necessarily state or reflect those of the United States Government or any agency thereof.